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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. *)


                    The Cerplex Group, Inc.
                         (Name of Issuer)

                               Common Stock

-------------------------------------------------------------------

                    (Title of Class of Securities)

                                15691320
                              (CUSIP Number)

                         Eric M. Sippel, Esq.
                    c/o SHARTSIS, FRIESE & GINSBURG LLP
                     One Maritime Plaza, 18th Floor
                    San Francisco, California  94111
                              (415) 421-6500


-------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              June 19, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / xx /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                  SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 15691320                           Page 2 of 9 Pages

-------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
     Whitman Capital, Inc.
-------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)       /* /
     (b)       / /
-------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF
------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)                         / /
------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California
------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         -----------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  2,978,773
      REPORTING          -----------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              2,978,773
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,978,773
------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                      / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.8%
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO, IA
------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                              ATTESTATION.

SCHEDULE 13D

CUSIP No. 15691320                           Page 3 of 9 Pages

------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
     Douglas F. Whitman
------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)       /* /
          (b)       / /
------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF
------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)                         / /
------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         -----------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  2,978,773
      REPORTING          -----------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              2,978,773
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,978,773
------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                           / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.8%
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                              ATTESTATION.

SCHEDULE 13D

CUSIP No. 15691320                           Page 4 of 9 Pages

------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
     Whitman Partners, L.P.
------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)       /* /
          (b)       / /
------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)                         / /
------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California
------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         -----------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  2,978,773
      REPORTING          -----------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              2,978,773
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,978,773
----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                           / /
----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.8%
----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
----------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                              ATTESTATION.

SCHEDULE 13D

CUSIP No. 15691320                           Page 5 of 9 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of common stock (the "Common Stock") of The Cerplex Group, Inc. ("CGI"), all of which were acquired through conversion of shares of CGI's Series B Preferred Stock
("Preferred Stock"). The principal executive office of CGI is located at 1382 Bell Avenue, Tustin, CA 92780.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Whitman Capital, Inc. ("WCI"); Douglas F. Whitman ("Whitman"); and Whitman Partners, L.P. ("WPLP").

(b) The business address of WCI, Whitman and WPLP is 525 University Avenue, Suite 701, Palo Alto, CA 94301.

(c) Whitman is the president and sole shareholder of WCI. Whitman and WCI are the general partners of WPLP, which is an investment limited partnership.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) WCI is a corporation formed under the laws of the State of California.
     WPLP is a limited partnership formed under the laws of the State of California.
     Whitman is a citizen of the United States.

                              SCHEDULE 13D

CUSIP No. 15691320                           Page 6 of 9 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Common Stock were as follows:

Purchaser      Source of Funds                    Amount

WCI            Funds Under Management (1)    $ 855,082.10
WPLP           Working Capital               $ 855,082.10

     (1)  Includes funds of WPLP invested in the Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The principal purpose of the acquisitions of securities is investment. The persons named in Item 2 of this statement have no plans or proposals that relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CGI or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of CGI or of any of its subsidiaries;

(c) Any change in the present board of directors or management of CGI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of CGI;

(e) Any other material change in CGI's business or corporate structure;

(f) Changes in CGI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CGI by any person;

(g) Causing a class of securities of CGI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of CGI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Common Stock Exchange Act of 1934, as amended; or

(i)  Any action similar to any of those enumerated above.

                              SCHEDULE 13D

CUSIP No. 15691320                           Page 7 of 9 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Common Stock of the persons named in
Item 2 of this statement is as follows at the date hereof:

          Aggregate
          Beneficially
          Owned               Voting Power        Dispositive Power
Name      Number    Percent   Sole   Shared       Sole      Shared

WCI     2,978,773   8.8%     -0-    2,978,773      -0-    2,978,773
Whitman 2,978,773   8.8%     -0-    2,978,773      -0-    2,978,773
WPLP    2,978,773   8.8%     -0-    2,978,773      -0-    2,978,773


The persons filing this statement effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock since April 20, 1997, by the persons filing this statement:


    Acquisition     Number   Price   Type
        or             of      Per     of
Name  Sale  Date   Shares    Share   Transaction

WPLP   A  4/23/97   382,263   0.2616   Conversion of Preferred Stock
WPLP   A  4/29/97     8,977   0.3342   Conversion of Preferred Stock
WPLP   S  5/27/97    50,000   0.5704   Open Market Sale
WPLP   S  5/28/97     5,000   0.5704   Open Market Sale
WPLP   S  6/4/97      2,500   0.58     Open Market Sale
WPLP   S  6/6/97     60,000   0.6233   Open Market Sale
WPLP   S  6/9/97     20,000   0.8525   Open Market Sale
WPLP   S  6/10/97    50,000   0.91     Open Market Sale
WPLP   S  6/11/97    10,000   0.92     Open Market Sale
WPLP   S  6/13/97    20,000   0.82     Open Market Sale
WPLP   S  6/16/97    20,000   0.85     Open Market Sale
WPLP   S  6/16/97    11,000   0.8977   Open Market Sale
WPLP   S  6/17/97    14,600   0.9170   Open Market Sale
WPLP   S  6/18/97    10,000   0.91     Open Market Sale
WPLP   S  6/19/97     2,500   0.93     Open Market Sale
WPLP   A  6/19/97   439,856   0.3342   Conversion of Preferred Stock
WPLP   A  6/19/97 2,454,277   0.339    Conversion of Preferred Stock
WPLP   S  6/20/97     6,000   0.9350   Open Market Sale
WPLP   S  7/21/97    25,000   0.45     Open Market Sale

                              SCHEDULE 13D

CUSIP No. 15691320                           Page 8 of 9 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO Common Stock OF THE ISSUER.

WCI and Whitman are the general partners of WPLP pursuant to a limited partnership agreement. The limited partnership agreement provides to the general partners the authority, among other things, to invest the funds of WPLP in the Common Stock, to vote and dispose of those securities and to file this statement on behalf of WPLP. Pursuant to the limited partnership agreement, the general partners of WPLP are entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or
13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    July 21, 1997

Whitman Capital, Inc.

By:  /s/ Douglas F. Whitman
     Douglas F. Whitman
     President

/s/ Douglas F. Whitman
Douglas F. Whitman


Whitman Partners, L.P.

By:  Whitman Capital, Inc.
     General Partner

     By:  /s/ Douglas F. Whitman
          Douglas F. Whitman
          President

By:  /s/ Douglas F. Whitman
     Douglas F. Whitman
     General Partner

                              SCHEDULE 13D

CUSIP No. 15691320                           Page 9 of 9 Pages

                                                       EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Common Stock and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Common Stock Exchange Act of 1934, as amended, in connection with transactions by the undersigned in the common stock of The Cerplex Group, Inc. For that purpose, the undersigned hereby constitute and appoint Whitman Capital, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said transactions, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    July 21, 1997

Whitman Capital, Inc.

By:  /s/ Douglas F. Whitman
     Douglas F. Whitman
     President

/s/ Douglas F. Whitman
Douglas F. Whitman

Whitman Partners, L.P.

By:  Whitman Capital, Inc.
     General Partner

     By:  /s/ Douglas F. Whitman
          Douglas F. Whitman
          President

By:  /s/ Douglas F. Whitman
     Douglas F. Whitman
     General Partner


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